FIRST NATIONAL CORPORATION
112 West King Street
Strasburg, Virginia 22657

December 14, 2018

BY EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Christopher Dunham

Re:    First National Corporation
Registration Statement on Form S-3
File No. 333-228396

Dear Mr. Dunham:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), First National Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective under the Securities Act at 5:00 p.m., Eastern Time, on Monday, December 17, 2018, or as soon thereafter as practicable.

Please contact Lee G. Lester of Williams Mullen at (804) 420-6583 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted. Thank you for your assistance.

Very truly yours,

/s/ M. Shane Bell
M. Shane Bell
Executive Vice President and
Chief Financial Officer